Exscientia Appoints New Leaders to Strengthen the Impact of Integrated Technologies
and Focus Clinical Development Expertise in Oncology

— AI drug design pioneer John P. Overington, Ph.D., appointed to Chief Technology Officer to maximise strategic technology integration and application —

— Marie-Louise Fjällskog, M.D., Ph.D., appointed interim Chief Medical Officer, adding extensive oncology drug development expertise to execute robust clinical strategy on Exscientia’s internal oncology pipeline —

OXFORD, England (BUSINESS WIRE) – June 6, 2024 – Exscientia plc (Nasdaq: EXAI) today announced the appointment of two technology and clinical development leaders to senior roles to significantly strengthen the impact of differentiating technology applications as well as focused oncology pipeline development.

Appointed to Chief Technology Officer, John P. Overington, Ph.D., will assume strategic leadership over the company’s technology solutions to further accelerate Exscientia’s AI-led drug design platform and fully realise the transformative potential of integrating AI drug design with automated experimentation. As an early adopter of computational data and machine learning to improve drug discovery, John brings over 30 years’ experience of bioinformatics in big pharma, biotech and academia and has authored over 150 publications on the subject.

He joined Exscientia in 2021 as Vice President, Discovery Initiatives, and was appointed Chief Data Officer in 2023. Prior to Exscientia, John held positions at the European Bioinformatics Institute (EBI), BenevolentAI, Pfizer, Inpharmatica and the Medicines Discovery Catapult. At the EBI, he founded CheMBL, one of the most broadly used and largest global drug discovery databases. John has been a Visiting Professor at University College London and the University of Manchester and is a Committee Member for Society of Medicines Research.
Marie-Louise Fjällskog, M.D., Ph.D., will follow Mike Krams, M.D., as the company’s interim Chief Medical Officer and Clinical Development Lead. Holding a Ph.D. in oncology, she brings deep expertise in this therapeutic field from over 30 years as a board-certified oncologist, researcher and drug development leader. She has a strong track record of determining clinical development strategy, trial design, regulatory strategy as well as setting up and overseeing the teams running over 15 clinical trials focused on small molecules, antibodies and bispecifics in oncology and haematology. As an investigator in academia, she acted as principal or co-investigator in more than 30 studies.

Based in Boston, MA, Marie-Louise has held positions in small biotechs as well as big pharma, including Novartis; most recently, she was Chief Medical Officer at Faron and Lytix. She serves on the boards of several biotech companies, has authored approximately 50 peer-reviewed publications and is an Associate Professor of Oncology at Uppsala University, Sweden.

“I’m thrilled to add these outstanding leaders and their respective expertise to Exscientia’s world-leading team,” said David Hallett, Ph.D., interim Chief Executive Officer and Chief Scientific Officer of Exscientia. “While in his new role John will bring tremendous focus to maximising the benefits of our AI-led drug design integration with 24/7 automated experimentation, Marie-Louise has extensive breadth and depth in oncology drug development to sharpen our clinical development strategy.

“I would like to thank Mike Krams for his invaluable leadership in setting clinical strategy for our initial development stage assets, based on his expertise in model-informed drug development. With our strategic pipeline focus on oncology, we believe it is now time to add specific clinical and regulatory experience in this therapeutic area. We are looking forward to our upcoming trial readouts and to benefitting from John’s and Marie-Louise’s invaluable expertise.”

About Exscientia

Exscientia is an AI-driven precision medicine company committed to discovering, designing, and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

For more information visit us on www.exscientia.ai or follow us on LinkedIn @ex-scientia and X @exscientiaAI.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “plan,” “projects,“ and “future” or similar expressions (as well as other words or expressions referencing future events or circumstances) are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the advantages of the company’s technology platform, its precision medicine platform and its drug discovery programmes; the ability to maximize the benefits of the company’s AI-design process including the possibility of 24/7 automated experimentation; the company’s ability to accelerate its internal precision medicine platform in oncology; the timing and progress of the company’s current and any future preclinical and clinical studies; and the company’s business strategies, goals and approach to drug design. Any forward-looking statements are based on management’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the company’s control. These risks and uncertainties include, but are not limited to, the risk that the company’s platform technology may fail to discover and design molecules with therapeutic potential or may not result in the discovery and development of commercially viable products for the company or its collaborators; the company may be unable to advance its drug candidates through clinical development, regulatory approval or commercialisation; the impacts of macroeconomic conditions, including the conflict in Ukraine and the conflict in the Middle East, heightened inflation and uncertain credit and financial markets, on the Company’s business, clinical trials and financial position; the company’s ability to realize the benefits of its collaborations; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; and unexpected litigation or other disputes. These and other risks and uncertainties are described in the “Risk Factors” section of Exscientia’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (SEC) on March 21, 2024, and well as discussions of potential risks, uncertainties and other factors in Exscientia’s subsequent filings with the SEC. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

Investor Relations Contact:
Sara Sherman / Chinedu Okeke
investors@exscientia.ai

Media Contact:
Oliver Stohlmann
media@exscientia.ai